Brenda Guerra, a part time contract CFO, was incorrectly listed as an officer in our initial Form C filing. She has since ceased working with the company.

Amanda Eli was also incorrectly listed as an officer and has been removed from the form c.

President Leanne Mai-ly now owns 99% of the company.